# Ladder Capital Securities LLC
**Statement of Financial Condition**
**December 31, 2017**

**Ladder Capital Securities LLC**
**Statement of Financial Condition**
**Index**
**December 31, 2017**



**Report of Independent Registered Public Accounting Firm**

To the management of Ladder Capital Securities LLC

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial position of Ladder Capital Securities LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

January 31, 2018

We have served as the Company's auditor since 2010.

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Ladder Capital Securities LLC
## (a limited liability company)
## Statement of Financial Condition
## December 31, 2017

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 2,202,673 |
| Due from affiliates, net | | 2,932,489 |
| Prepaid expenses and other assets | | 8,352 |
| **Total assets** | | **5,143,514** |
| | | |
| **Liabilities and Member's Capital** | | |
| **Liabilities** | | |
| Accrued expenses | | 25,526 |
| **Total liabilities** | | **25,526** |
| **Commitments and Contingencies (Note 6)** | | |
| Member's Capital | | 5,117,988 |
| **Total Member's Capital** | | **5,117,988** |
| | | |
| **Total Liabilities and Member's Capital** | $ | **5,143,514** |

The accompanying notes are an integral part of these financial statements.

# Ladder Capital Securities LLC
## (a limited liability company)
## Notes to Financial Statements
### (confidential)

## 1. ORGANIZATION AND NATURE OF BUSINESS

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company. The Company is owned 100% by Series TRS of Ladder Midco II LLC, whose ultimate parent is Ladder Capital Corp ("LCC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity has been to act as co-manager on commercial real estate loan securitizations from time to time.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Income Taxes

The Company is a disregarded entity for U.S. federal and state income tax purposes. Its parent, Series TRS of Ladder Midco II LLC, is treated as a partnership for U.S. federal income tax purposes, and is therefore generally not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. The Company and its parent are not subject to federal or state tax, and the tax effects of its operations accrue to the members of the parent. Accordingly, no provision for federal or state taxes has been provided therein.

For New York unincorporated business tax purposes, taxes are calculated on a separate return basis for the Company and are recorded in due from affiliate on the statement of financial condition. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2017, the Company has no deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. As of December 31, 2017, the Company had no unrecognized tax benefits recorded in the financial statements. The Company, as part of the consolidated group, may be subject to examination by the state tax authority for the years 2017, 2016, 2015, 2014, and 2013. As of December 31, 2017, there were no on-going examinations by tax authorities.

### Cash

The Company maintains a cash account at a major financial institution. As of December 31, 2017, this cash amount is in excess of the Federal Deposit Insurance Corporation limit.

**Recently Adopted Accounting Pronouncements**

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash* ("ASU 2016-18"). ASU 2016-18 requires the inclusion of restricted cash with cash and cash equivalents when reconciling the beginning-of-the period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods, beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted in any interim or annual period. A reporting entity should apply the amendment on a retrospective basis as of the beginning of the fiscal year for which the amendment is effective. The Company elected to early adopt ASU 2016-18 effective January 1, 2017 and the amendment was applied on a retrospective basis for all periods presented. As a result of the adoption, the Company no longer presents the change within restricted cash in the statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business* ("ASU 2017-01"). The amendments in this ASU clarify the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this ASU is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. This ASU will be effective for the Company on January 1, 2018, however, the Company elected to adopt ASU 2017-01 as of January 1, 2017, with prospective application to any business development transaction. The adoption of this ASU did not have a material effect on the Company's financial statements.

In January 2017, the FASB issued ASU 2017-03, *Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)* ("ASU 2017-03"). This ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force ("EITF") meetings. The SEC guidance that specifically relates to the Company's financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with Staff Accounting Bulletin ("SAB") Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company's financial statements.

**Recent Accounting Pronouncements**

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach. Additionally, this guidance requires improved disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, *Deferral of the Effective Date* ("ASU 2015-14"), which amends ASU 2014-09. As a result, the effective date for the amendments contained in ASU 2014-09 will be the first quarter of fiscal year 2018, with early adoption permitted in the first quarter of fiscal year 2017. The adoption will use one of two retrospective application methods. The Company anticipates adopting this update in the year ending December 31, 2018 and does not expect the adoption to have a material impact on the Company's financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* ("ASU 2016-08"). This update provides clarifying guidance regarding the application of ASU 2014-09 when another party, along with the reporting entity, is involved in providing a good or a service to a customer. In these circumstances, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (that is, the entity is a principal) or to arrange for the good or service to be provided to the customer by the other party (that is, the entity is an agent). In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* ("ASU 2016-10"), which clarifies the identification of performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU 2016-11, *Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 Emerging Issues Task Force ("EITF") Meeting (SEC Update)* ("ASU 2016-11"), which rescinds SEC paragraphs pursuant to SEC staff announcements. These rescissions include changes to topics pertaining to accounting for shipping and handling fees and costs and accounting for consideration given by a vendor to a customer. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients* ("ASU 2016-12"), which provides clarifying guidance in certain narrow areas and adds some practical expedients. The effective dates for these ASUs are the same as the effective date for ASU No. 2014-09, for annual and interim periods beginning after December 15, 2017. The Company is reviewing its policies and processes to ensure compliance with the requirements in this update with regard to its operations.

In December 2016, the FASB issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers* ("ASU 2016-20"). The amendments in this ASU affect the guidance in ASU 2014-09, which is not yet effective/ The effective date and transition requirements for the amendments are the same as the effective date and transition requirements of Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, defers the effective date of ASU 2014-09 by one year.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* ("ASU 2016-02"). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, *Leases*. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). This update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This update requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is in the process of evaluating the impact of this new guidance.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). ASU 2016-15 provides cash flow statement classification guidance for certain transactions, including how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, including interim periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period. The Company is currently assessing the impact that this guidance will have on its financial statements when adopted.

In October 2017, the FASB issued ASU 2017-13, *Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments* ("ASU 2017-13"). The ASU adds SEC paragraphs to the new revenue and leases sections of the Codification on the announcement the SEC Observer made at the 20 July 2017 Emerging Issues Task Force (EITF) meeting. The SEC Observer said that the SEC staff would not object if entities that are considered public business entities only because their financial statements or financial information is required to be included in another entity's SEC filing use the effective dates for private companies when they adopt ASC 606, Revenue from Contracts with Customers, and ASC 842, Leases. This would include entities whose financial statements are included in another entity's SEC filing because they are significant acquirees under Rule 3-05 of Regulation S-X, significant equity method investees under Rule 3-09 of Regulation S-X and equity method investees whose summarized financial information is included in a registrant's financial statement notes under Rule 4-08(g) of Regulation S-X. The ASU also supersedes certain SEC paragraphs in the Codification related to previous SEC staff announcements and moves other paragraphs, upon adoption of ASC 606 or ASC 842. The Company does not expect that the adoption of this guidance will have a material impact on its financial statements.

On November 22, 2017, the FASB issued ASU 2017-14, *Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 116 and SEC Release 33-10403* ("ASU 2017-14")." The ASU amends various paragraphs in ASC 220, Income Statement — Reporting Comprehensive Income; ASC 605, Revenue Recognition; and ASC 606, Revenue From Contracts With Customers, that contain SEC guidance. The amendments include superseding ASC 605-10-S25-1 (SAB Topic 13) as a result of SEC Staff Accounting Bulletin No. 116 and adding ASC 606-10-S25-1 as a result of SEC Release No. 33-10403. The Company does not expect that the adoption of this guidance will have a material impact on its financial statements.

Any new accounting standards not disclosed above that have been issued or proposed by the FASB and that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

## 3.    REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $2,177,147, which was $2,077,147 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.01 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.

## 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques used to measure the Company's financial instruments are based primarily upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including

- Quoted prices in active markets for similar instruments,
- Quoted prices in less active or inactive markets for identical or similar instruments,
- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and
- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

- Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.
- Valuations based on internal models with significant unobservable inputs

The Company has no financial instruments at December 31, 2017 which would require disclosure.

## 5.   RELATED PARTY TRANSACTIONS

The Company has related party balances with affiliates and is involved in underwriting and other transactions with affiliates. Pursuant to certain agreements with Ladder Capital Finance LLC ("LCF"), the indirectly wholly-owned operating company subsidiary of Series TRS of Ladder Capital Financial Holdings LLLP, the Company earns transaction fee income in connection with co-managing asset backed securitization transactions to which LCF is a party. Additionally, pursuant to a management agreement, LCF provides the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2017. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly pursuant to the management agreement. In addition, the Company entered into an operating sublease with LCF for its office space. Refer to Note 6, Commitments and Contingencies for further details of this related party transaction.

Due from affiliates, net of $2,932,489 included in the statement of financial condition represents cumulative intercompany amounts including fee income receivable of current and prior years, net of expenses accrued by the Company, and payable to an affiliate. The only counterparty that the Company engaged with is LCF and, per the management agreement, a netting of the receivables and payables is permitted.

## 6.   COMMITMENTS AND CONTINGENCIES

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

*Lease*
The Company entered into an operating sublease with LCF for its office space. The lease commenced on October 1, 2011 and expires on January 31, 2022. The sublease agreement was amended on January 3, 2017, increasing the Company monthly rental payments. Aggregate annual future minimum rental payments required under the sublease as of December 31, 2017 are as follows:

| Period Ending December 31, | | Amount |
|---|---|---|
| 2018 | $ | 124,362 |
| 2019 | | 124,362 |
| 2020 | | 124,362 |
| 2021 | | 124,362 |
| 2022 | | 10,363 |
| Thereafter | | — |
| **Total** | $ | **507,811** |

During the year ended December 31, 2017, rental payments of $121,172, in accordance with the sublease agreement, were netted against due from affiliate pursuant to the netting agreement. As of December 31, 2017, $13,026 of deferred rental payables is included in accrued expenses in the statement of financial condition.

## 7.   OFF BALANCE SHEET RISK, CONCENTRATION RISK AND REGULATORY RISK

The Company is required to be compliant with FINRA and SEC requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

## 8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2018, the issuance date of the financial statements, and determined no additional disclosure is necessary.